

February 9, 2011

Mr. Walter G. Goodrich
Chief Executive Officer
Goodrich Petroleum Corporation
801 Louisiana, Suite 700
Houston, TX 77002

      Re: Goodrich Petroleum Corporation
             Form 10-K for Fiscal Year Ended December 31, 2009
             Filed February 26, 2010
             Response Letter Dated February 8, 2011
             File No. 001-12719

Dear Mr. Goodrich:

      We have completed our review of your filings, and do not have any further comments at this time.

                    Sincerely,

                    Ethan M. Horowitz
                    Branch Chief